Filed by Boundless Bio, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boundless Bio, Inc.

Commission File No.: 333-299369

Date: October 26, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of June 22, 2026, as amended by Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of August 28, 2026 (as amended, the “Merger Agreement”), by and among Boundless Bio, Inc., a Delaware corporation (“Boundless Bio”), Boulder Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Boundless Bio (“Merger Sub”), and Serapha Bio, Inc., a Delaware corporation (“Serapha”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, among other things, Merger Sub will merge with and into Serapha, with Serapha surviving as a wholly owned subsidiary of Boundless Bio.

On October 26, 2026, Serapha published the following communication:

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the expected timing of initiation of the Phase 2/3 clinical trial of SERP-01, the interpretation, durability and implications of data from the ongoing investigator-initiated trial (“IIT”), and the potential, development plans, anticipated clinical milestones and therapeutic benefits of SERP-01, including whether SERP-01 will achieve or maintain AAT levels above the protective threshold, reduce toxic Z-AAT, correct the target mutation without bystander or off-target effects, address the liver and lung manifestations of AATD, prove to be best-in-class, achieve regulatory approval or address a large population in the U.S. and Europe. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “milestone,” “on track,” “opportunity,” “plan,” “potential,” “project,” “should,” “target,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the risk that the proposed merger between Boundless Bio and Serapha or the pre-closing financings may not be completed on the anticipated terms or timing or at all; the failure to obtain the required approvals of the stockholders of Boundless Bio and Serapha; the failure to satisfy the other conditions to the closing of the proposed merger, including the effectiveness of the S-4 (as defined below) and approval of the Nasdaq listing application; the risk that the anticipated ownership percentages of the combined company or the amount of the cash dividend to pre-merger Boundless Bio stockholders may change based on adjustments at or prior to closing; risks related to the ability to attract and retain key personnel; the fact that the ongoing IIT is being conducted by third parties outside of Serapha’s control, is early stage, involves a limited number of patients, is not designed to support regulatory approval and may not be predictive of the results of Serapha’s planned clinical trials; the uncertainties inherent in clinical development and the regulatory approval process, including the risk that the FDA’s clearance of the IND and its grant of orphan drug and RMAT designations do not ensure or accelerate approval; the combined company’s ability to successfully develop and, if approved, commercialize SERP-01; the combined company’s reliance on third parties in connection with manufacturing, research and clinical and preclinical testing; Serapha’s reliance on intellectual property rights licensed from YolTech Therapeutics and other risks related to the protection of intellectual property; the outcome of the lawsuit filed by Beam Therapeutics Inc. against Serapha, YolTech Therapeutics and two individuals affiliated with YolTech Therapeutics and any other existing or future litigation or claims, including claims of trade secret misappropriation or patent infringement relating to SERP-01, and the costs of defending against such litigation or claims; the combined company’s need for substantial additional funding; and other risks described in Boundless Bio’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, and in the S-4, including the proxy statement/prospectus contained therein. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date of this communication, and neither Serapha nor Boundless Bio undertakes any obligation to update them except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed merger or (ii) an offer to sell or the solicitation of an offer to buy or subscribe for any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Additional Information About the Proposed Merger Has Been Filed with the SEC

In connection with the proposed merger, Boundless Bio has filed with the SEC a registration statement on Form S-4 (File No. 333-299369) that includes a proxy statement of Boundless Bio and a prospectus of Boundless Bio (the “S-4”), and each of Boundless Bio and Serapha may file with the SEC or furnish to the SEC other relevant documents concerning the proposed merger. This communication is not a substitute for the S-4, the proxy statement/prospectus or any other document that Boundless Bio or Serapha has filed or may file with the SEC in connection with the proposed merger. The S-4 has not yet been declared effective by the SEC, and the information contained in the proxy statement/prospectus is not complete and may be changed. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE S-4, INCLUDING THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC IN CONNECTION WITH THE PROPOSED MERGER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BOUNDLESS BIO, SERAPHA AND THE PROPOSED MERGER. If and when the S-4 is declared effective, the definitive proxy statement/prospectus will be mailed to Boundless Bio’s stockholders as of the record date established for voting on the proposed merger. Investors and securityholders will be able to obtain free copies of the S-4, including the proxy statement/prospectus contained therein, the definitive proxy statement/prospectus (when available) and other relevant documents filed with or furnished to the SEC by Boundless Bio, through the website maintained by the SEC at www.sec.gov and on Boundless Bio’s investor website at investors.boundlessbio.com. Investors and securityholders are urged to read these materials before making any voting or investment decision with respect to the proposed merger.

Participants in the Solicitation

Boundless Bio, Serapha and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Boundless Bio’s stockholders in connection with the proposed merger. Information about Boundless Bio’s directors and executive officers, including a description of their interests in the proposed merger and their ownership of Boundless Bio securities, is set forth in Boundless Bio’s filings with the SEC, including its most recent Annual Report on Form 10-K and its definitive proxy statement filed with the SEC on April 28, 2026. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, including a description of their direct or indirect interests, by security holdings or otherwise, is included in the S-4, including the proxy statement/prospectus contained therein, and will be included in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents are or will be available free of charge at the SEC’s website at www.sec.gov.